DEWEY BALLANTINE LLP

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February 7, 2005

VIA EDGAR AND BY HAND

Division of Corporation Finance

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:          Celeste M. Murphy

Re:	Tender Offer for Wheaton River Minerals Ltd. and Connecting Tender Offer for Goldcorp Inc. by Glamis Gold Ltd.

Dear Ms. Murphy:

      This letter constitutes the response on behalf of Robert R. McEwen (“Mr. McEwen”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated January 28, 2005. Concurrently with the submission of this letter, we are filing a Solicitation/ Recommendation Statement on Schedule 14D-9 of Mr. McEwen.

      For your convenience, each of the Staff’s comments is indicated in italics, followed by our response to the comment on behalf of Mr. McEwen. Throughout this response letter, we refer to the Solicitation/ Recommendation Statement on Schedule 14D-9 as the “Schedule 14D-9.” Five courtesy copies of the Schedule 14D-9 are enclosed with this letter.

1.	Rule 14d-9(b) requires that you as CEO and as a shareholder file a statement of Schedule 14D-9 prior to making any recommendation in connection with the Glamis offer. To date we have not seen any such information filed on Schedule 14D-9 by you. Please file this schedule immediately in accordance with the requirements of Rule 14d-9. Further, the filing should also include the entirety of the information presented on the website. Be advised that any further communications you make regarding your recommendations should be filed promptly.

NEW YORK   WASHINGTON, D.C.   LOS ANGELES   EAST PALO ALTO   HOUSTON   AUSTIN
LONDON   WARSAW   FRANKFURT   MILAN   ROME   PRAGUE   (Associated Office)

Celeste M. Murphy
Division of Corporation Finance
February 7, 2005

From January 27, 2005 to January 29, 2005, the homepage of the website at the address www.robmcewen.com (the “Website”) contained hyperlinks to the following materials: (i) article entitled “Wheaton, Goldcorp CEOs urge rejection of ‘value destructive’ Glamis bid,” published by The Canadian Press on January 28, 2005; (ii) Press Release of Goldcorp Inc. (“Goldcorp”), dated January 26, 2005; (iii) Letter, dated January 25, 2005, from Goldcorp to Goldcorp shareholders; (iv) Press Release of Goldcorp, dated January 21, 2005; (v) Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005; (vi) Press Release of Wheaton River Minerals Ltd. (“Wheaton”), dated January 20, 2005; (vii) Press Release of Wheaton, dated January 19, 2005; (viii) article entitled “Goldcorp CEO between nugget and a hard place,” published by the National Press on January 13, 2005; (ix) Press Release of Goldcorp, dated January 12, 2005; (x) “Biographical Profile — Robert R. McEwen;” (xi) Transcript of Conference Call held on December 6, 2004; (xii) “Listen to why I’m betting on Wheaton;” (xiii) PowerPoint Slide Presentation of Goldcorp entitled “Goldcorp + Wheaton — The Superior Alternative;” and (xiv) excerpt of “Gold Rush: Inspiring Stories of More Than 25 Companies in Search of the World’s Most Precious Metal,” by Michael Caldwell, copyright 2005. On January 29, 2005, all hyperlinks to the above items were removed from the homepage of the Website and replaced with the following materials: (a) “Dear Visitor;” and (b) “Letter to Shareholders.” On February 1, 2005, item (a) above and all hyperlinks to item (b) above were removed from the homepage of the Website. On February 4, 2005, all of the materials referenced above were removed from the Internet. In addition, as requested by the Staff, Mr. McEwen confirms that advertisements were placed on kitco.com, overture.com (and its affiliated websites) and google.com, in each case announcing the existence and address of the Website, and a reporter for mineweb.com was contacted to publicize the Website. Also, a radio talk show host for the Tiger Financial News Network (“TFNN”), who was retained by Mr. McEwan on behalf of Goldcorp, was contacted to publicize the Website, and it is Mr. McEwen’s understanding that the radio host transmitted an email to a TFNN email group announcing the existence and address of the Website and reiterating Mr. McEwen’s position with respect to the Wheaton transaction and the unsolicited tender offer of Glamis Gold Ltd. (the “Glamis Offer”).

In response to the Staff’s comment, a Schedule 14D-9 of Mr. McEwen has been filed, which includes the information contained on the Website. Mr. McEwen agrees and confirms that the Website will not contain such materials or any solicitation or recommendation materials in the future. Mr. McEwen acknowledges and confirms that solicitations or recommendations made by Mr. McEwen to security holders, other than on behalf of Goldcorp, will comply with Rule 14d-9(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it applies to Mr. McEwen and be accompanied by a promptly filed Solicitation/Recommendation Statement on Schedule 14D-9 of Mr. McEwen. We have been informed by Goldcorp that it will continue to amend its Solicitation/Recommendation Statement on Schedule 14D-9 in accordance with the requirements of Exchange Act Rule 14d-9(c) to reflect additional solicitation or recommendation materials of Goldcorp to Goldcorp shareholders in connection with the Glamis Offer.

2.	We note that your Letter to Shareholders, dated January 25, 2005, contained on your website, has been filed by Goldcorp Inc. as an amendment to Goldcorp’s Schedule 14D-9 dated January 26, 2005. Please tell us what other materials on the website have been filed by Goldcorp and why.

Celeste M. Murphy
Division of Corporation Finance
February 7, 2005

The following materials that have appeared on the Website have been filed by Goldcorp with the Commission: (i) Press Release of Goldcorp, dated January 26, 2005; (ii) Letter, dated January 25, 2005, from Goldcorp to Goldcorp shareholders; (iii) Press Release of Goldcorp, dated January 21, 2005; (iv) Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005; (v) Press Release of Goldcorp, dated January 12, 2005; (vi) Transcript of Conference Call held on December 6, 2004; and (vii) PowerPoint Slide Presentation of Goldcorp entitled “Goldcorp + Wheaton — The Superior Alternative.” It is Mr. McEwen’s understanding that Goldcorp filed these materials on or incorporated these materials into a Solicitation/Recommendation Statement on Schedule 14D-9 because these materials constituted solicitations or recommendations by Goldcorp and were communicated by Goldcorp prior to their appearance on the Website.

3.	We believe that you should explain the “how to make a small fortune” quip on your website, with sufficient analysis, or remove it.

The quip referred to in the Staff’s comment has been removed.

4.	In the audio/visual presentation contained under the heading “Why I’m betting on Wheaton... .” a number of statements appear that should be made only with analysis to support them. For example, we note that the presentation contains statements to Glamis shareholders, asking them if they are “ready” for $13 a share. In the future, you should refrain from these kinds of statements unless they are presented with sufficient analysis to support them.

Mr. McEwen confirms that he will refrain from making such statements in the future unless they are presented with sufficient analysis to support them.

5.	We note that in a January 13, 2005 article entitled “Goldcorp CEO between nugget and a hard place” includes the quote from you: “Glamis is not the right deal for Goldcorp. It does not maximize value. I’m willing to stay and see Goldcorp-Wheaton grow, but I am not prepared to stick around if there’s a Goldcorp-Glamis. I will be the first person out of the door if the Glamis deal goes through.” We understand that you will resign as CEO regardless of the business combination resulting from the competing tender offers. Please tell us if this comment is meant to imply that you will also leave your chairman of the board position. Further, we believe that the last sentence of your quote implies that more members of management would leave if a Goldcorp-Glamis combination was the result of the competing tender offers. In future statements, you should refrain from making such insinuations or support them with names and statements.

Mr. McEwen has not made a decision concerning his future as Chairman of the board of directors of Goldcorp in the event that the Glamis Offer is successful. The quote referenced in the Staff’s comment was not meant to imply that Mr. McEwen has any knowledge whether or not other members of Goldcorp management intend to leave the company in the event the Glamis Offer is successful. Mr. McEwen confirms that he will refrain from making such statements or support them with names and statements.

      * * * *

Celeste M. Murphy
Division of Corporation Finance
February 7, 2005

      If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Jack S. Bodner at (212) 259-8319.

      We thank the Staff in advance for its assistance.

Very truly yours,

Morton A. Pierce

Enclosures

cc:	Robert R. McEwen

       Goldcorp Inc.